UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2022

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Office)

Interim Results Announcement

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-153723, 333-167232, 333-173899, 333-183110, 333-195098, 333-216361, 333-225082, 333-236904, 333-236905, 333-254570 AND 333-261584) AND FORM F-3 (FILE NO. 333-253693) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit 99.1

Results of Barclays PLC Group as of, and for the three months ended, 31 March 2022 (incorporated by reference to Exhibit 99.1 to Barclays PLC’s Form 6-K (File No. 001-09246; Film No. 22864926) furnished with the SEC on April 28, 2022)

Exhibit 99.2

A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 March 2022, the most recent reported statement of position, and updated for any significant or material items since that reporting date (incorporated by reference to Exhibit 99.2 to Barclays PLC’s Form 6-K (File No. 001-09246; Film No. 22864926) furnished with the SEC on April 28, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: May 23, 2022	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary

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